Form 10KSB, Exhibit 13
period 1997-06-30
FORREST CITY FINANCIAL CORP
filed 1997-09-26
CIK 922288

-------------------------------------------------------------------------------

                              1997 ANNUAL REPORT

-------------------------------------------------------------------------------















                      FORREST CITY FINANCIAL CORPORATION

-------------------------------------------------------------------------------


                               TABLE OF CONTENTS

-------------------------------------------------------------------------------







President's and Chairman's Message............................... 1
Selected Financial Information................................... 2
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............................ 4
Independent Auditor's Report.....................................20
Financial Statements.............................................21
Stockholder Information..........................................52
Corporate Information............................................53

                [FORREST CITY FINANCIAL CORPORATION LETTERHEAD]





                              September 26, 1997






Dear Stockholder:

         We are pleased to present to you the Company's results for the year ended June 30, 1997, during which assets increased by almost $3.9 million to $55.8 million, or 7.5% loans receivable increased to $35.5 million, or 16.8%, and net interest income increased $374,000 to $1.64 million compared to $1.27 million fiscal 1996.

         Another milestone for the Company was the one-time assessment levied by the Savings Association Fund on all its members nationwide. This assessment cost the Bank $168,000; absent the assessment the Company's net income would have been $301,000, as opposed to $230,000. However, since the assessment was imposed, the Bank's insurance premiums have decreased substantially, paving the way for improvements on a going-forward basis.

         Your Board and management are committed to continue building value in the Company. We completed the charter conversion of our subsidiary thrift, Forrest City Bank, to a national bank during fiscal 1997. As a result, the Board and management believe that the Company is now in a better position to continue to be an organization which builds family financial relationships and demonstrates commitment to our customers and to the communities we serve.

         On behalf of all of us at the Company and Forrest City Bank, National Association, we thank you for your support of and your investment in Forrest City Financial Corporation.



Sincerely,




John R. Stipe                                         Ted C. Parker
President and Chief Executive Officer                 Chairman of the Board

                        SELECTED FINANCIAL INFORMATION

                                                                                            At June 30,
                                                                  -------------------------------------------------------------
                                                                    1997         1996           1995          1994         1993
                                                                  --------     --------       -------        ------      ------
                                                                                       (Dollars in Thousands)
Selected Financial Condition Data:

Total assets...............................................        $55,800      $51,901       $45,019      $ 35,119     $ 33,943
Loans receivable, net......................................         35,506       30,419        20,614        18,410       16,406
Cash and cash equivalents..................................          1,356        1,253         1,348         1,142        1,276
Securities available for sale..............................          6,089        8,324           ---           ---          ---
Securities held to maturity................................          8,331        9,760        21,378        14,039       15,015
Deposits...................................................         31,634       26,956        25,452        26,920       28,252
Total borrowings...........................................         18,271       19,312        14,000         5,700        3,400
Stockholders' equity - substantially restricted............          5,147        4,984         5,008         2,091        1,932



                                                                                             Year Ended June 30,
                                                                           ------------------------------------------------------
                                                                            1997         1996        1995        1994        1993
                                                                           -------      ------     -------      ------      -----
                                                                                              (Dollars in Thousands)
Selected Operations Data:
Total interest income.................................................      $4,150      $3,539      $2,821      $2,263     $ 2,375
Total interest expense................................................       2,505       2,268       1,801       1,305       1,447
                                                                            ------      ------     -------     -------     -------
  Net interest income.................................................       1,645       1,271       1,020         958         928
Provision for loan losses.............................................          95          19          12          18          16
                                                                           -------     -------     -------    --------    --------
  Net interest income after provision for loan losses.................       1,550       1,252       1,007         940         912

Non-interest income:
  Loan fees and service charges.......................................     $   234     $   116     $    62     $    57     $    49
  Gain (loss) on sales of loans, mortgage-
   backed securities and investment securities........................          10          26         ---         ---         ---
  Other non-interest income...........................................          47           4           9          18          44
                                                                          --------    --------    --------    --------    --------
    Total non-interest income.........................................         291         146          71          75          93
                                                                          --------     -------    --------     -------    --------
    Total non-interest expense........................................       1,450       1,034         885         756         678
                                                                           -------      ------    --------     -------    --------
  Income (loss) before income taxes...................................         391         364         194         259         327
  Income tax expense (benefit)........................................         161         110          47         100          86
                                                                          --------      ------    --------     -------     -------
  Net income (loss)...................................................     $   230      $  254     $   147     $   159     $   241
                                                                           =======      ======     =======     =======     =======


                                                                                                   Year Ended June 30,
                                                                                    ------------------------------------------------
                                                                                     1997(3)    1996     1995     1994(3)    1993(3)
                                                                                    --------- --------  -------- ---------  --------
Selected Financial Ratios and Other Data:
Performance Ratios:
  Return on assets (ratio of net income to average total assets).............         .43%      .52%     .37%       .46%       .72%
  Interest rate spread information:
   Average during period.....................................................        2.67      2.26     2.02       2.65       2.71
   End of period.............................................................        2.93      2.62     1.84       2.61       3.07
  Net interest margin(1).....................................................        3.10      2.73     2.51       2.85       2.86
  Ratio of operating expense to average total assets.........................        2.69      2.13     2.21       2.19       2.00
  Return on stockholders' equity (ratio of net income to average equity).....        4.54      5.07     4.14       7.92      13.30

Quality Ratios:
 Non-performing assets to total assets, at end of period(2)..................         .54       .88      .43        .83        .53
 Allowance for loan losses to non-performing loans...........................      319.34     84.76   518.04     174.14     255.61

Capital Ratios:
 Retained earnings to total assets, at end of year...........................        9.22      9.60    11.13       5.95       5.69
 Average retained earnings to average assets.................................        9.41     10.31     8.86       5.83       5.44
 Ratio of average interest-earning assets to
  average interest-bearing liabilities.......................................      110.30    110.03   107.65     103.92     103.18
Number of full-service offices...............................................           1         1        1          1          1

------------------
(1)  Net interest income divided by average interest-earning assets.
(2) Non-performing assets consist of non-accruing loans, accruing loans past-due 90 or more days and real estate owned.
(3) Does not reflect proceeds from the Bank's conversion to stock form and stock issuance by Forrest City Financial Corporation which was completed on July 28, 1994. For further information, see Note 13 of the Notes to Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


    Forrest City Financial Corporation (the "Company") was formed in April 1994 by Forrest City Savings and Loan Association (the "Association") to become the thrift institution holding company of the Association. The acquisition of the Association by the Company was consummated on July 28, 1994 in connection with the Association's conversion from the mutual to the stock form (the "Conversion"), which occurred after the end of the Association's fiscal year on June 30, 1994. During fiscal 1995, the Association changed its name to Forrest City Bank, FSB. During fiscal 1997, the Bank converted its charter from a federal savings bank to a national bank under the title "Forrest City Bank, National Association" (the "Bank").

    The Bank's results of operations are primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings (if any), as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank, like other thrift institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities.

    The Bank's results of operation are also affected by, among other things, provision for loan losses, loan servicing income and other service charges, subsidiary income, operating expenses (including real estate operations) and income taxes. The Bank's operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses.

    The Bank is significantly affected by prevailing economic conditions including federal monetary and fiscal policies as well as by federal regulation of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within the institution's market area. In addition, deposit balances are influenced by the perceptions of customers regarding the stability of the financial services industry. Lending activities are influenced by the demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan payments, borrowings and funds provided from operations.

Financial Condition

    June 30, 1997 compared to June 30, 1996. Total assets of the Bank increased by approximately $3.9 million or 7.5% in the fiscal year ending June 30, 1997 from $51.9 million in fiscal 1996 to $55.8 million in fiscal 1997. The increase was primarily reflective in increases in loans receivable of $5.1 million and Federal Home Loan Bank and Federal Reserve Bank stock of $253,000 offset by a decrease in investment securities of $1.7 million.

    Liabilities increased $3.7 million or 8.0% from $46.9 million at June 30, 1996 to $50.7 million at June 30, 1997. During the period, there was a net increase in deposits of $4.7 million or 17.4% from $26.9 million at June 30, 1996 to $31.6 million at June 30, 1997 and were primarily used to fund the Bank's origination of loans and purchase of participations. Borrowed funds decreased $1.0 million or 5.4% from $19.3 million at June 30, 1996 to $18.3 million at June 30, 1997.

    Stockholders' equity increased by $163,000 from fiscal 1996 to fiscal 1997. The increase was primarily attributable to the Company's earnings net of treasury stock acquired through the stock repurchase program.

    Total loan originations increased by $100,000 to $13.5 million in fiscal 1997 compared to $13.4 million in fiscal 1996. Purchases of mortgage-backed securities totaled $2.4 million in fiscal 1997 compared to $3.6 million in fiscal 1996. Purchase of participations and whole loans purchased were $1.2 million in fiscal 1997 compared to $2.6 million in fiscal 1996. Principal repayments on mortgage-backed securities totaled $2.7 million in fiscal 1997 compared to $4.1 million in fiscal 1996. There was a net increase in loans, participations, and mortgage-backed securities of $3.5 million in fiscal 1997 compared to a net increase of $7.0 million in fiscal 1996. Overall, the Bank realized an decrease in mortgage loan originations of $700,000 in fiscal 1997 compared to fiscal 1996 and an increase in consumer lending of $600,000 for the same period. The Bank has increased its efforts in the consumer lending area through several lending programs. Increased activity in consumer lending is expected to increase interest margins as the rate charged on these types of loans are generally higher and with shorter maturities than mortgage lending.

    June 30, 1996 compared to June 30, 1995. Total assets of the Bank increased by approximately $6.9 million or 15.3% in the fiscal year ending June 30, 1996 from $45.0 million in fiscal 1995 to $51.9 million in fiscal 1996. The increase was primarily reflective in increases in loans receivable of $9.8 million and Federal Home Loan Bank stock of $443,000 offset by a decrease in investment securities of $3.2 million.

    Liabilities increased $6.9 million or 17.2% from $40.0 million at June 30, 1995 to $46.9 million at June 30, 1996. During the period, there was a net increase in deposits of $1.5 million or 5.9% from $25.4 million at June 30, 1995 to $26.9 million at June 30, 1996. Borrowed funds increased $5.3 million or 37.9% from $14.0 million at June 30, 1995 to $19.3 million at June 30, 1996 and were primarily used to fund the Bank's origination of loans and purchase of participations.

    Stockholders' equity decreased by $24,400 from fiscal 1995 to fiscal 1996. The decrease was primarily attributable to the Company's stock repurchase program.

    Total loan originations increased by $7.2 million to $13.4 million in fiscal 1996 compared to $6.2 million in fiscal 1995. Purchases of mortgage-backed securities totaled $3.6 million in fiscal 1996 compared to $8.4 million in fiscal 1995. Purchase of participations and whole loans purchased were $2.6 million in fiscal 1996 compared to none in fiscal 1995. Principal repayments on mortgage-backed securities totaled $4.1 million in fiscal 1996 compared to $2.0 million in fiscal 1995. There was a net increase in loans, participations, and mortgage-backed securities of $7.0 million in fiscal 1996 compared to a net increase of $8.5 million in fiscal 1995. Overall, the Bank realized an increase in mortgage loan originations of $5.4 million in fiscal 1996 compared to fiscal 1995 and an increase in consumer lending of $1.9 million for the same period. The Bank has increased its efforts in the consumer lending area through several lending programs. Increased activity in consumer lending is expected to increase interest margins as the rate charged on these types of loans are generally higher and with shorter maturities than mortgage lending.

Results of Operation

    The Bank's results of operations depend primarily on the level of its net interest income and non-interest income and its control of operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

    The Bank's non-interest income consists primarily of fees charged on transaction accounts and the origination of loans which help to offset the costs associated with establishing and maintaining these deposits and loan accounts.

Comparison of Fiscal Years Ended June 30, 1997 and June 30, 1996

    General. The Bank had net income of $230,000 or $1.16 per share, for the year ended June 30, 1997, as compared with $254,000 or $1.25 per share, for the same period ended June 30, 1996. The decrease in the Company's net income was attributable primarily to the payment by the Company of the one-time assessment imposed by the Savings Association Insurance Fund. Absent this payment of $168,000, the Company's net income, adjusted for taxes, would have been $301,000, or $1.52 per share. Interest income increased by $611,000 or 17.3% to $4.1 million in fiscal 1997 compared to $3.5 million in fiscal 1996. Interest expense increased by $237,000 or 10.4% to $2.5 million in fiscal 1997 compared to $2.3 million in fiscal 1996. As a result of a greater increase in yields on average interest earning assets compared to a decrease in yields on interest bearing liabilities, net interest income reported by the Bank increased.

    Net Interest Income. Net interest income totaled $1.64 million for the year ended June 30, 1997, compared to $1.27 million for the year ended June 30, 1996, or an increase of $374,000, or 29.4%. The yield on average interest-earning assets increased .23% to 7.82% in fiscal 1997 compared to 7.59% in fiscal 1996 while the yield on average interest bearing liabilities decreased .18% to 5.15% in fiscal 1997 compared to 5.33% in fiscal 1996. The greater increase in yields on interest earning assets over the decrease in yield on interest bearing liabilities resulted in an increase in the net interest rate spread. In addition to this increase, net average interest earning assets were $4.4 million during fiscal 1997 compared to $4.10 million in fiscal 1996 or an increase of $.3 million or 7.6%. The increase in interest income was primarily attributable to an increase in the volume of interest-earning assets, while the lesser increase in interest expense was also primarily attributable to an increase in the volume of interest-bearing liabilities.

    Interest income on loans increased to $2.88 million during the year ended June 30, 1997 from $2.14 million for the same period ended June 30, 1996. The increase is primarily due to an increase in the average loan portfolio balance for fiscal 1997 compared to fiscal 1996 which was enhanced by an increase in average yields of 8.79% in fiscal 1997 compared to 8.72% in fiscal 1996.

    Interest income on mortgage-backed securities decreased to $1.01 million from $1.14 million for the years ended June 30, 1997 and 1996, respectively. The decrease was primarily due to a decrease in average outstanding balances of $2.3 million for these securities in fiscal 1997 compared to fiscal 1996 offset by a slight increase of .08% in average yield for the period.

    Interest expense increased $237,000, or 10.4%, from $2.27 million for the year ended June 30, 1996, to $2.50 million for the year ended June 30, 1997. This increase was primarily due to increased borrowings during fiscal 1997 compared to 1996. The average outstanding balance of the Bank's borrowings increased from $16.0 million in fiscal 1996 to $19.2 million in fiscal 1997. These borrowings were principally used to fund the Bank's lending activities. The cost of funds remained stable at an average of 5.80% to 5.79% in fiscal 1996 and 1997, respectively. The Bank experienced an increase in deposit balances during the fiscal year 1997. The average balance of deposit accounts were $29.44 million and $26.47 million for fiscal years 1997 and 1996, respectively. The average cost of deposits decreased to 4.72% for the year ended June 30, 1997 compared to 5.06% for the year ended June 30, 1996. The volume increase and rate decrease resulted in an increase in interest expense on deposit accounts of $53,000 to $1.39 million for the year ended June 30, 1997 compared to $1.34 million for the year ended June 30, 1996.

    Net interest income increased $374,000, or 29.4%, for the year ended June 30, 1997, as compared to the year ended June 30, 1996. The increase was primarily a result of a greater increase in average interest earning assets than interest bearing liabilities.

    Provision for Loan Losses. The Bank's provision for loan losses was $94,800 for the year ended June 30, 1997 as compared to $19,300 in 1996.

    The Bank continues to monitor and adjust its allowance for loan losses as management's analysis of its loan portfolio and economic conditions dictate. The Bank believes it has taken an appropriate approach toward reserve levels, consistent with the Bank's loss experiences and considering, among other factors, the composition of the Bank's loan portfolio, the level of it's classified and non-performing assets and their estimated value. Future additions to the Bank's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal agencies may require additional reserves as a result of their examination of the Bank. The allowance for loan losses reflects what the Bank currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations.

    Non-performing assets decreased to $299,000, or .54%, of total assets at June 30, 1997 compared to $456,000, or .88%, of total assets at June 30, 1996. The decrease in non-performing loans was a result of an decrease in non-accrual loans over 90 days delinquent at June 30, 1997. The allowance for loan losses was $263,000, or .74%, of loans receivable, net at June 30, 1997 compared to $263,000, or .86%, of loans receivable, net at June 30, 1996.

    Non-interest Income. The Bank's sources of non-interest income include loan service fees and charges for deposit services, gain or loss from disposal of loans or real estate owned and revenue from nonrecurring sources. Non-interest income increased from $147,000 for the year ended

June 30, 1996 to $291,000 for the year ended June 30, 1997. The increase was primarily due to an increase in loans fees and charges of $45,000, and an increase in fees and charges on deposit accounts of $73,000.

    Non-interest Expenses. The principal component of the Bank's non-interest expense has been, and continues to be, compensation and benefits. Other components of non-interest expense include occupancy and equipment, data processing, federal deposit insurance premiums, marketing and professional services, telephone, supplies, and real estate owned operations. Non-interest expense totaled $1,450,000 and $1,034,000 for the years ended June 30, 1997 and 1996, respectively. Increases of $112,000, $140,000 and $91,000 for compensation, federal insurance premiums and other operating expenses, respectively, accounted for most of the increases in non-interest expense for the year ended June 30, 1997 compared to June 30, 1996.

    Income Tax Expense. Income tax expense was $161,000 for the year ended June 30, 1997 as compared to $111,000 for 1996. The increase was primarily the result of an increase in income for fiscal 1997 compared to fiscal 1996. The Bank's effective federal tax rates were 41.2% and 30.3% for the fiscal years ended June 30, 1997 and 1996, respectively.

Comparison of Fiscal Years Ended June 30, 1996 and June 30, 1995

    General. The Bank had net income of $254,000 for the year ended June 30, 1996, as compared with $147,000 for the same period ended June 30, 1995. The increase in the Bank's earnings is primarily due to a greater increase in interest income over related increases in interest expense and other operating expense. Interest income increased by $718,000 or 25.4% to $3.5 million in fiscal 1996 compared to $2.8 million in fiscal 1995. Interest expense increased by $466,000 or 25.9% to $2.3 million in fiscal 1996 compared to $1.8 million in fiscal 1995. As a result of a greater increase in yields on average interest earning assets compared to the increase in yields on interest bearing liabilities net income reported by the Bank increased.

    Net Interest Income. Net interest income totaled $1.27 million for the year ended June 30, 1996, compared to $1.02 million for the year ended June 30, 1995, or an increase of $251,000, or 24.6%. The yield on average interest-earning assets increased .66% to 7.59% in fiscal 1996 compared to 6.93% in fiscal 1995 while the yield on average interest bearing liabilities increased .42% to 5.33% in fiscal 1996 compared to 4.91% in fiscal 1995. The greater increase in yield on interest earning assets over the increase in yield on interest bearing liabilities resulted in an increase in the net interest rate spread. In addition to this increase, net average interest earning assets were $4.10 million during fiscal 1996 compared to $4.01 million in fiscal 1995 or an increase of $.09 million or 2.2%.

    Interest income on loans increased to $2.14 million during the year ended June 30, 1996 from $1.60 million for the same period ended June 30, 1995. The increase is primarily due to an increase in the average loan portfolio balance for fiscal 1996 compared to fiscal 1995 which was enhanced by an increase in average yields of 8.72% in fiscal 1996 compared to 8.23% in fiscal 1995.

    Interest income on mortgage-backed securities increased to $1.14 million from $1.01 million for the years ended June 30, 1996 and 1995, respectively. The increase was primarily due to a slight increase in average outstanding balances of $362,000 for these securities in fiscal 1996 compared to fiscal 1995 and an increase of .65% in average yield for the period.

    Interest expense increased $466,000, or 25.9%, from $1.80 million for the year ended June 30, 1995, to $2.27 million for the year ended June 30, 1996. This increase was primarily due to increased borrowings during fiscal 1996 compared to 1995. The average outstanding balance of the Bank's borrowings increased from $10.7 million in fiscal 1995 to $16.0 million in fiscal 1996. These borrowings were principally used to fund the Bank's lending activities. The cost of funds also increased from an average of 5.63% to 5.80% in fiscal 1995 and 1996, respectively. The Bank experienced an increase in deposit balances during the fiscal year 1996. The average balance of deposit accounts were $26.47 million and $25.95 million for fiscal years 1996 and 1995, respectively. The average cost of deposits increased to 5.06% for the year ended June 30, 1996 compared to 4.61% for the year ended June 30, 1995. The volume and rate increase resulted in an increase in interest expense on deposit accounts of $140,000 to $1.34 million for the year ended June 30, 1996 compared to $1.20 million for the year ended June 30, 1995.

    Net interest income increased $251,000, or 24.6%, for the year ended June 30, 1996, as compared to the year ended June 30, 1995. The increase was primarily a result of greater average interest earning assets in excess of average interest bearing liabilities.

    Provision for Loan Losses. The Bank's provision for loan losses was $19,300 for the year ended June 30, 1996 as compared to $12,200 in 1995.

    The Bank continues to monitor and adjust its allowance for loan losses as management's analysis of its loan portfolio and economic conditions dictate. The Bank believes it has taken an appropriate approach toward reserve levels, consistent with the Bank's loss experiences and considering, among other factors, the composition of the Bank's loan portfolio, the level of it's classified and non-performing assets and their estimated value. Future additions to the Bank's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal agencies may require additional reserves as a result of their examination of the Bank. The allowance for loan losses reflects what the Bank currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations.

    Non-performing assets increased to $456,000, or .88%, of total assets at June 30, 1996 compared to $195,000, or .43%, of total assets at June 30, 1995. The increase in non-performing loans was a result of an increase in non-accrual loans over 90 days delinquent at June 30, 1996. The allowance for loan losses was $263,000, or .86%, of loans receivable, net at June 30, 1996 compared to $244,000, or 1.18%, of loans receivable, net at June 30, 1995.

    Non-interest Income. The Bank's sources of non-interest income include loan service fees and charges for deposit services, gain or loss from disposal of loans or real estate owned and revenue from nonrecurring sources. Non-interest income increased from $71,000 for the year ended June 30, 1995 to $147,000 for the year ended June 30, 1996. The increase was primarily due to an increase in profit on sale of investments of $26,000, and an increase in fees and charges on deposit accounts of $49,000.

    Non-interest Expenses. The principal component of the Bank's non-interest expense has been, and continues to be, compensation and benefits. Other components of non-interest expense include occupancy and equipment, data processing, federal deposit insurance premiums, marketing and professional services, telephone, supplies, and real estate owned operations. Non-interest expense totaled $1,034,000 and $884,000 for the years ended June 30, 1996 and 1995, respectively. Increases of $80,000, $17,000 and $71,000 for compensation, data processing services and other operating expenses, respectively, accounted for most of the increases in non-interest expense for the year ended June 30, 1996 compared to June 30, 1995.

    Income Tax Expense. Income tax expense was $111,000 for the year ended June 30, 1996 as compared to $47,000 for 1995. The increase was primarily the result of an increase in income for fiscal 1996 compared to fiscal 1995. The Bank's effective federal tax rates were 30.3% and 24.0% for the fiscal years ended June 30, 1996 and 1995, respectively.

Average Balances, Interest Rates and Yields

    The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                      Year Ended June 30,
                             --------------------------------------------------------------------------------------------------
                                              1997                            1996                            1995
                                             ------                         ------                             -----
                                Average     Interest             Average    Interest               Average   Interest
                             Outstanding    Earned/   Yield/   Outstanding  Earned/    Yield/    Outstanding  Earned/     Yield/
                                Balance      Paid     Rate      Balance      Paid       Rate      Balance       Paid       Rate
                             -----------    --------  ------   -----------  --------   ------    -----------  -------    ------
                                                            (Dollars in Thousands)

Interest-Earning Assets:
 Loans receivable(1).....       $32,783    $2,883      8.79%    $24,612     $2,145      8.72%    $19,431     $1,600      8.23%
 Mortgage-backed
  securities.............        15,509     1,007      6.49      17,839      1,144      6.41      17,477      1,008      5.76
 Investment securities...         1,840       114      6.20       1,913        124      6.48       2,271        129      5.68
 Bank Deposits...........         1,794        80      4.46       1,404         74      5.27       1,029         55      5.34
 FHLB and FRB stock......         1,145        66      5.76         840         52      6.19         485         29      5.97
                                -------   -------               -------     ------               -------     ------
  Total interest-earning
   assets(1).............       $53,071     4,150      7.82     $46,608      3,539      7.59     $40,693      2,821      6.93
                                =======   -------               =======     ------               =======    -------

Interest-Bearing Liabilities:
 Time deposits...........       $21,921     1,192      5.43     $20,814      1,184      5.69     $20,782      1,048      5.04
 Demand and NOW
  deposits...............         7,519       199      2.65       5,659        154      2.72       5,169        149      2.88
 Borrowings..............        19,220     1,114      5.79      16,037        930      5.80      10,732        604      5.63
                                -------   -------               -------     ------               -------     ------
   Total interest-bearing
    liabilities..........       $48,660     2,505      5.15     $42,510      2,268      5.33     $36,683      1,801      4.91
                                =======   -------               =======     ------               =======    -------
Net interest income......                 $ 1,645                           $1,271                         $  1,020
                                          =======                           ======                          =======
Net interest rate spread.                              2.67%                            2.26%                            2.02%
                                                       ====                             ====                             ====
Net earning assets.......     $   4,411                         $ 4,098                          $ 4,010
                              =========                         =======                          =======
Net yield on average
 interest-earning assets.                              3.10%                            2.73%                            2.51%
                                                       ====                             ====                             ====
Average interest-earning
 assets to average
 interest-bearing
 liabilities.............                  109.06x                          109.24x                          110.93x
                                           ======                           ======                           ======

--------------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis

    The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and
(ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                             Year Ended June 30,
                                              ---------------------------------------------------------------------------
                                                          1997 vs. 1996                         1996 vs. 1995
                                              ----------------------------------   --------------------------------------

                                                      Increase                          Increase
                                                     (Decrease)                        (Decrease)
                                                       Due to                            Due to
                                                  -----------------                 -----------------
                                                                           Total                             Total
                                                                        Increase                            Increase
                                                   Volume     Rate      (Decrease)   Volume     Rate        (Decrease)
                                                  --------   ------     ----------  --------   ------       ---------
                                                                           (In Thousands)
Interest-earning assets:
 Loans receivable.............................     $  696     $  42        $ 738       $497      $ 47          $544
 Mortgage-backed securities...................       (144)        7         (137)        32       105           137
 Investments securities.......................          4         1            5       (17)       (2)          (19)
 Other........................................          4         1            5         66      (10)            56
                                                   ------     -----        -----       ----      ----          ----
   Total interest-earning assets..............     $ 560      $  51        $ 611       $578      $140          $718
                                                   ======     =====        -----       ====      ====          ----

Interest-bearing liabilities:
 Time deposits................................         63      (55)            8          2       133           135
 Demand and NOW accounts......................         50       (5)           45         15       (9)             6
 Borrowings...................................        186       (2)          184        308        18           326
                                                   ------     -----        -----        ---     -----          ----
   Total interest-bearing liabilities.........     $  299     $(62)        $ 237        $325      $142         $467
                                                   ======     =====        -----        ====      ====         ----

Net interest income...........................                             $ 374                               $251
                                                                           =====                               ====


Interest Rate Spread

    The Bank's results of operations are determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and operating expenses. Net interest income is determined by the interest rate spread between the yields earned on its interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest earning assets and interest-bearing liabilities.

    The following table sets forth the weighted average effective interest rate earned by the Bank on its loan and investment portfolios, the weighted average effective cost of the Bank's deposits and borrowings, the interest rate spread of the Bank, and the net yield on weighted average interest-earning assets for the periods and as of the dates shown.


                                                 At June 30,
                                        ------------------------------
                                         1997        1996        1995
                                        ------      ------      ------
Weighted average yield on:
 Loans receivable....................... 8.67%       8.50%      8.29%
 Mortgage-backed securities............. 6.93        6.90       6.49
 Investment securities.................. 5.95        5.93       6.07
 Other interest-earning assets.......... 5.97        5.56       6.35
   Combined weighted average
    yield on interest-earning
    assets.............................. 8.00        7.77       7.33

Weighted average rate paid on:
 Savings deposits....................... 3.00        3.26       3.27
 Demand and NOW deposits................ 2.27        2.70       2.95
 Time deposits.......................... 5.44        5.47       5.71
 Borrowings............................. 5.88        5.56       6.01
   Combined weighted average
    rate paid on interest-
    bearing liabilities................. 5.07        5.15       5.49

Spread.................................. 2.93        2.62       1.84


Asset/Liability Management

         The Company voluntarily measures its interest rate risk ("IRR") into its internal risk-based capital calculation. The IRR component is a dollar amount that measures the terms of the sensitivity of the Company's net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The Company measures the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. Management reviews the IRR measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. The following table presents the Company's NPV at June 30, 1997, as calculated by the Company.


                                         At June 30, 1997
   -------------------------------------------------------------------------------------------
                         Net Portfolio Value                          NPV as % of PV of Assets
   ------------------------------------------------------------    ---------------------------
    Change in
      Rate           $ Amount         $ Change         % Change        NPV Ratio     BP Change
   ----------        --------         --------         --------        ---------     ---------
                                      (Dollars in Thousands)
    +200bp           $3,835           $(544)           (12.4)%            7.24%        (74)bp
      +150            3,992            (387)            (8.8)             7.47           (51)
      +100            4,136            (243)            (5.5)             7.67           (31)
         0            4,379                                               7.98
      -100            4,532             153              3.5              8.14            16
      -150            4,555             176              4.0              8.12            14
      -200            4,546             167              3.8              8.05             7

         In the above table, the first column on the left presents the basis point increments of yield curve shifts. The second column presents the overall dollar amount of NPV at each basis point increment. The third and fourth columns present the Company's actual position in dollar change and percentage change in NPV at each basis point increment. The remaining columns present the Company's percentage change and basis point change in its NPV as a percentage of portfolio value of assets.

         At June 30, 1997 total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $508,000, representing a negative cumulative one-year gap ratio of .92% of total interest-bearing liabilities.

         The Bank focuses lending efforts toward offering adjustable-rate loan products as an alternative to more traditional fixed-rate mortgage loans. At June 30, 1997, the Bank had $16.69 million of adjustable-rate loans which comprised 45.9% of the Bank's loan portfolio. The Bank has not historically sold any of its loans.

         The primary objective of the Bank's investment strategy is to provide liquidity necessary to meet funding needs as well as to address daily, cyclical and long-term changes in the asset/liability mix, while contributing to profitability by providing a stable flow of dependable earnings. Investments generally include interest-bearing deposits in other federally insured financial institutions, FHLB stock and U.S. Government securities.

         Generally, the investment policy of the Bank is to invest funds among various categories of investments and maturities based upon the Bank's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill the Bank's asset/liability management policies.

         The Bank's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Bank offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

         The following table sets forth the scheduled repricing or maturity of the Bank's assets and liabilities as of June 30, 1997, based on the following assumptions:

         1. Fixed rate certificate accounts will not be withdrawn prior to maturity.

         2. Deposit accounts, other than certificate accounts, are scheduled for repricing in six months or less:

         3. Adjustable rate mortgage loans on one-to-four family residential properties, multi-family and commercial real estate and consumer loans are calculated at the earlier of maturity or the contractual repricing date.

         4. Certificates having one-time adjustment options with remaining terms to maturity greater than one year are included in the six month or less category.

         The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and which can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an interest rate index; (2) an asset or liability such as a mortgage loan may amortize, permitting reinvestment of cash flows at the then-prevailing interest rates; or (3) an asset or liability may mature, at which time the proceeds can be reinvested at the current market rates.

         The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities and certain associated weighted average yields and costs at June 30, 1997 on the basis of the above-described assumptions.

                                                                          Maturing or Repricing
                                              ---------------------------------------------------------------------------------
                                                             Over 6
                                               6 Months      Months       Within     Over 1-3    Over 3-5     Over
                                                 or Less    to 1 Year    One Year      Years       Years     5 Years      Total
                                              -----------  -----------  ----------   ---------   ---------  ---------    ------
                                                                           (Dollars in Thousands)
Fixed rate one- to four-family,
 multi-family (including
 mortgage-backed securities)
 and commercial real estate.................    $   944      $   356      $ 1,300   $     124   $    904   $ 12,423    $ 14,751
Adjustable rate one- to
 four-family, multi-family (including
 mortgage-backed securities) and
 commercial real estate.....................     14,269       12,402       26,671         724        275        506      28,176
Participation loans.........................        458        1,261        1,719         893        ---        301       2,913
Consumer loans..............................        710          530        1,240       1,324      1,004      1,559       5,127
Investment securities and other.............      2,918           11        2,929         221        990         18       4,158
                                                 -------      -------      -------   ---------   --------   --------    --------
    Total interest-earning assets...........     19,299       14,560       33,859       3,286      3,173     14,807      55,125
                                                 -------      -------      -------   ---------   --------   --------    --------

MMA deposits................................      2,072          ---        2,072         ---        ---        ---       2,072
Savings deposits............................      2,053          ---        2,053         ---        ---        ---       2,053
Demand and NOW deposits.....................      3,466          ---        3,466         ---        ---        ---       3,466
Certificates................................      9,596        6,927       16,523       4,362      1,844        141      22,870
Borrowings..................................      9,561          692       10,253       2,993      2,536      2,489      18,271
                                                 -------       ------      -------   ---------   --------  ---------    --------
   Total interest-bearing liabilities.......     26,748        7,619       34,367       7,355      4,380      2,630      48,732
                                                 -------       ------      -------   ---------   --------  ---------    --------

Interest-earning assets less
 interest-bearing liabilities...............    $(7,479)     $ 6,941      $  (508)    $(4,069)   $(1,207)   $12,177    $  6,393
                                                 =======       ======    ========     =======    =======     =======    ========

Cumulative interest-rate
 sensitivity gap............................    $(7,479)     $  (508)     $  (508)    $(4,577)   $(5,784)   $ 6,393    $  6,393
                                                 =======      =======     ========     =======    =======    =======    ========
Cumulative interest-rate gap as a
 percentage of assets.......................     (13.51)%       (.92)%       (.92)%     (8.30)%   (10.49)%    11.60%      11.60%
                                                 ======         ====         ====       =====     ======      =====       =====

         Certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         In addition, the previous tables do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

Liquidity and Capital Resources

         The Bank's principal sources of funds are deposits and prepayment of loans and mortgage-backed securities, interest earned on investments and borrowings, primarily FHLB advances. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions and competition. The Bank has been selective with regard to deposit rates on certain savings products, and, when necessary, has supplemented deposits with longer term and/or less expensive alternative sources of funds.

         The Bank's primary sources of funds consist of deposits, loan and mortgage-backed securities repayments and interest earned on investments. Other potential sources of funds available to the Bank include borrowings from the FHLB of Dallas. At June 30, 1997 the Bank had $18.3 million of FHLB advances outstanding. The Bank uses its liquid resources principally to meet on-going commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity and to meet operating expenses. The Bank anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 1997, the Bank had outstanding commitments to extend credit which amount to $3.1 million (including $534,000 in available lines of credit). Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's foreseeable liquidity needs.

         The primary investing activity of the Bank is the origination of loans and the purchase of investment securities. During the years ended June 30, 1997 and 1996 the Bank originated loans totaling $13.5 million and $13.4 million, respectively. The Bank purchased $1.5 million loans during 1997 and $2.6 million in 1996. To supplement adjustable-rate loan products, adjustable-rate mortgage-backed securities are utilized from time to time as a secondary investing activity. The Bank purchased $2.4 million to mortgage-backed securities in fiscal 1997 compared to $3.6 million in fiscal 1996.

         The primary financing activity of the Bank is deposits. For the years ended June 30, 1997 and 1996, deposit accounts increased $4.7 million and $1.5 million, respectively. For the year ended June 30, 1995, a net decrease in deposit accounts used $1.5 million

         Liquidity management is both a daily and long-term responsibility of management. The Bank adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Bank requires additional funds beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Dallas.

         Certificates of deposit scheduled to mature in one year or less at June 30, 1997 totaled approximately $16.5 million or 72.2% of the Bank's total time deposits, reflecting consumer preference for short-term investments as a result of the currently low interest rate environment. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank. At June 30, 1997, the Bank had a $18.3 million in advances from the FHLB. Of this amount, $9.0 million is in short term advances.

         Federally insured financial institutions, such as the Bank, are required to maintain a minimum level of regulatory capital. The regulations issued by the Office of the Comptroller of the Currency ("OCC") establish two capital standards for national banks: a leverage requirement and a risk-based capital requirement. In addition, the OCC may, on a case-by-case basis, establish individual minimum capital requirements for a national bank that vary from the requirements which would otherwise apply under OCC regulations.

         The Bank currently exceeds all of its regulatory capital requirements. At June 30, 1997, the Bank had a leverage ratio of $4.2 million, or 7.58% of adjusted total assets, which is approximately $2.51 million above the minimum requirement of 3.0% of adjusted total assets. Also, on June 30, 1997, the Bank had $4.4 million available for risk-based capital, or 14.36% of risk-weighted assets of $30.8 million, which was approximately $1.96 million above the 8.0% in effect on that date.

Impact of Inflation and Changing Prices

         The Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, however, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

         Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," was issued in May 1993 and is effective for fiscal years beginning after December 15, 1993. SFAS 115 addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Such securities would be classified as held for trading, available for sale or held for investment. Securities held for trading would be carried at estimated market value with the adjustment, if any, reflected in the statement of operations. Securities classified as available for sale would also be carried at estimated market value, however, the adjustment, if any, would be reflected as a separate component of retained earnings. Securities held for investment would continue to be carried at amortized cost. The adoption of this statement did not have a material effect on the financial position or results of operations of the Bank.

         In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 states that impaired loans will be recorded at the present value of future principal and interest expected to be collected using the loan's contractual interest rate adjusted for deferred fees and unamortized premium/discounts. SFAS No. 114 is effective for the Bank in its fiscal year ending June 30, 1997 and may be adopted early. Based on the Bank's current portfolio, this accounting change, when implemented, is not expected to have a material adverse impact on the financial condition or net income of the Bank.

         In November 1993, AICPA issued SOP 93-6 ("Employers' Accounting for Employee Stock Ownership Plans") which addresses the accounting for shares of stock issued to employees by an employee stock ownership plan ("Employee Plan"). SOP 93-6 requires that the employer record compensation expense in an amount equal to the fair value of shares committed to be released to employees from the Employee Plan to employees. SOP 93-6 is effective for fiscal years beginning after December 15, 1993 and relates to shares purchased by an Employee Plan after December 31, 1992. Assuming shares of Company common stock appreciate in value over time, the adoption of SOP 93-6 may significantly increase compensation expense relative to the Employee Plan as compared with prior guidance which required the recognition of compensation expense based on the cost of shares acquired by the Employee Plan. However, the amount of the increase has not been determined as the expense will be based on the fair value of the shares committed to be released to employees.

         Statement of Financial Accounting Standards No. 122 (SFAS 122) "Accounting for Mortgage Servicing Rights" amends FASB 65 to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however, those service rights are acquired. The effective date of this standard is for fiscal years beginning after December 15, 1995. The adoption of this statement did not have material effect on the financial position or results of operations of the Bank.

         Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based compensation plans. This statement defines a fair value based method of accounting for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The accounting requirements of SFAS 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                    [FRAZEE, FOX & DODGE, LTD. LETTERHEAD]

                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Forrest City Financial Corporation
Forrest City, Arkansas 72335


      We have audited the accompanying consolidated statements of financial condition of Forrest City Financial Corporation and Subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditng standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forrest City Financial Corporation and Subsidiary at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.


                                             FRAZEE, FOX & DODGE, LTD.


                                              /s/ Frazee, Fox & Dodge, Ltd.
                                             ----------------------------------
                                             Certified Public Accountants


Little Rock, Arkansas
August 1, 1997

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                            June 30, 1997 and 1996



                                                             ASSETS
                                                                                                  1997                  1996
                                                                                           ---------------      ----------------
Cash and cash equivalents:
Cash and amounts due from depository institution.........................................         $279,536              $213,514
Interest-bearing deposits in other banks.................................................        1,076,087             1,039,850
                                                                                           ---------------      ----------------
     Total cash and cash equivalents.....................................................       $1,355,623            $1,253,364
Securities available for sale (Note 2)...................................................        8,089,367             8,324,402
Securities held to maturity (Note 2).....................................................        8,331,062             9,759,519
Loans receivable, net (Note 3)...........................................................       35,505,539            30,418,821
Office properties and equipment, net (Note 5)............................................          486,398               458,577
Stock in FHLB and FRB, at cost...........................................................        1,235,900               982,000
Accrued interest receivable (Note 4).....................................................          377,934               330,382
Foreclosed real estate, net (Note 6).....................................................          217,283               146,000
Other assets ............................................................................          201,271               227,711
                                                                                           ---------------      ----------------
        Total assets.....................................................................      $55,800,377           $51,900,776
                                                                                           ===============      ================
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (Note 7)........................................................................      $31,633,909           $26,955,716
Borrowed Funds (Note 8)..................................................................       18,270,673            19,311,770
Advances from borrowers for taxes and insurance..........................................          140,875               132,517
Accrued expenses and other liabilities...................................................          515,778               435,093
Income taxes (Note 9)....................................................................           92,100                81,759
                                                                                           ---------------      ----------------
     Total liabilities...................................................................      $50,653,335           $46,916,855
                                                                                           ---------------      ----------------
Commitments (Notes 9 and 14)
Preferred stock, $.01 par value; 100,000 shares authorized;
     none issued.........................................................................  $           ---        $          ---
Common stock, $.01 par value; 500,000 shares authorized;
     236,109 issued and outstanding......................................................            2,361                 2,361
Additional paid in capital...............................................................        3,215,529             3,217,493
Retained earnings - substantially restricted.............................................        2,721,959             2,491,914
Unrealized gain (loss) on securities available for sale..................................           13,924               (27,657)
Less common stock acquired by:
   Employee Stock Ownership Plan.........................................................         (110,028)             (165,042)
   Management Recognition and Retention Plan.............................................          (48,132)              (68,760)
   Treasury stock - 41,432 and 33,036 shares, at cost....................................         (648,571)             (466,388)
                                                                                           ---------------      ----------------
     Total stockholders' equity..........................................................       $5,147,042            $4,983,921
                                                                                           ---------------      ----------------
        Total liabilities and stockholders' equity.......................................      $55,800,377           $51,900,776
                                                                                           ===============      ================

    The Notes to Consolidated Financial Statements are an integral part of these statements.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                       CONSOLIDATED STATEMENTS OF INCOME
               For the Years Ended June 30, 1997, 1996 and 1995

                                                                               1997             1996           1995
                                                                           -------------    ------------   ------------
INTEREST INCOME
  Interest on loans........................................................   $2,882,594      $2,144,658     $1,600,188
  Interest on mortgage-backed securities...................................    1,007,387       1,144,475      1,007,961
  Interest and dividends on investment securities..........................      259,762         249,468        212,866
                                                                           -------------    ------------   ------------
     Total interest income.................................................   $4,149,743      $3,538,601     $2,821,015
                                                                           -------------    ------------   ------------

INTEREST EXPENSE
  Savings and time deposits, net of penalties for early withdrawal.........   $1,390,919      $1,338,084     $1,197,646
  Interest on borrowed funds...............................................    1,113,731         929,704        603,775
                                                                           -------------    ------------   ------------
     Total interest expense................................................   $2,504,650      $2,267,788     $1,801,421
                                                                           -------------    ------------   ------------
     Net interest income...................................................   $1,645,093      $1,270,813     $1,019,594

PROVISION FOR LOAN LOSSES..................................................       94,854          19,309         12,238
                                                                           -------------    ------------   ------------
  Net interest income after provision for loan losses......................   $1,550,239      $1,251,504     $1,007,356
                                                                           -------------    ------------   ------------

OTHER INCOME
  Loan fees and charges....................................................      $75,609         $30,458        $25,976
  Service charges on deposit accounts......................................      158,307          85,497         35,780
  Gain on sale of investments..............................................        9,911          26,222            ---
  Profit on sale of foreclosed real estate.................................        2,355             137          3,793
  Other operating income...................................................       45,094           4,288          5,198
                                                                           -------------    ------------   ------------
     Total other income....................................................     $291,276        $146,602        $70,747
                                                                           -------------    ------------   ------------

OTHER EXPENSE
  Compensation and benefits................................................     $676,108        $564,569       $484,567
  Occupancy expense........................................................       60,527          61,764         65,523
  Federal insurance premiums...............................................      217,511          77,059         74,203
  Data processing expense..................................................       95,370          70,792         53,498
  Professional fees........................................................      116,683          62,935         76,027
  Net cost of operations of foreclosed real estate.........................        1,741           5,917         10,507
  Other operating expenses.................................................      282,530         191,059        120,228
                                                                           -------------    ------------   ------------
     Total other expense...................................................   $1,450,470      $1,034,095       $884,553
                                                                           -------------    ------------   ------------
     Income before income taxes............................................     $391,045        $364,011       $193,550

INCOME TAX EXPENSE (Note 9)................................................      161,000         110,501         46,500
                                                                           -------------    ------------   ------------
     NET INCOME............................................................     $230,045        $253,510       $147,050
                                                                           =============    ============   ============

EARNINGS PER COMMON SHARE..................................................        $1.16           $1.25           $.67
                                                                           =============    ============   ============

    The Notes to Consolidated Financial Statements are an integral part of these statements.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   Years Ended June 30, 1997, 1996 and 1995

                                                                                                                    Unrealized
                                                         Common         Common                                      gain (loss)
                                       Additional        Stock           Stock                                     on securities
                           Common        Paid-in      Acquired by      Acquired        Treasury       Retained     available for
                           Stock         Capital          ESOP          by MRP          Stock         Earnings          sale
                        ------------ --------------- --------------  -------------  -------------- --------------- --------------
   Balance at
     June 30, 1994....    $      ---  $          ---  $         ---  $         ---   $         ---      $2,091,354     $      ---
Proceeds from sale
  of common stock.....         2,361       3,217,493       (275,070)      (103,140)            ---             ---            ---
Amortization
   of ESOP............           ---             ---         55,014            ---             ---             ---            ---
Amortization
  of MRP..............           ---             ---            ---         13,752             ---             ---            ---
Purchase of
  treasury stock......           ---             ---            ---            ---        (140,410)            ---            ---
Net income............           ---             ---            ---            ---             ---         147,050            ---
                           ---------  --------------  -------------  -------------   -------------      ----------     ----------
   Balance at
     June 30, 1995....        $2,361      $3,217,493      ($220,056)      ($89,388)      ($140,410)     $2,238,404     $      ---
Amortization
   of ESOP............           ---             ---         55,014            ---             ---             ---            ---
Amortization
  of MRP..............           ---             ---            ---         20,628             ---             ---            ---
Purchase of
  treasury stock......           ---             ---            ---            ---        (325,978)             ---            ---
Change in
   unrealized loss
   on securities
   available for
   sale, net..........           ---             ---            ---            ---             ---             ---        (27,657)
Net income............           ---             ---            ---            ---             ---         253,510            ---
                           ---------  --------------  -------------  -------------   -------------      ----------     ----------
   Balance at
     June 30, 1996....        $2,361      $3,217,493      ($165,042)      ($68,760)      ($466,388)     $2,491,914       ($27,657)
Amortization
   of ESOP............           ---             ---         55,014            ---             ---             ---            ---
Amortization
   of MRP.............           ---             ---            ---         20,628             ---             ---            ---
Purchase of
   treasury stock.....           ---             ---            ---            ---        (206,603)             ---            ---
Issuance of
   treasury stock.....           ---          (1,964)          ---             ---          24,420             ---            ---
Change in
   unrealized gain
   on securities
   available for
   sale, net..........           ---             ---            ---            ---             ---             ---         41,581
Net income............           ---             ---            ---            ---             ---         230,045            ---
                           ---------  --------------  -------------  -------------   -------------      ----------     ----------
   Balance at
     June 30, 1997...         $2,361      $3,215,529      ($110,028)      ($48,132)      ($648,571)     $2,721,959        $13,924
                           =========  ==============  =============  =============   =============      ==========     ==========

                             Total Stock-
                               Holders'
                                Equity
                            --------------
   Balance at
     June 30, 1994....
Proceeds from sale              $2,091,354
  of common stock.....
Amortization                     2,841,644
   of ESOP............
Amortization                        55,014
  of MRP..............
Purchase of                         13,752
  treasury stock......
Net income............            (140,410)
                                   147,050
                                ----------
  Balance at
     June 30, 1995....
Amortization                    $5,008,404
   of ESOP............
Amortization                        55,014
  of MRP..............
Purchase of                         20,628
  treasury stock......
Change in                         (325,978)
   unrealized loss
   on securities
   available for
   sale, net..........
Net income............             (27,657)
                                   253,510
                                ----------
   Balance at
     June 30, 1996....
Amortization                    $4,983,921
   of ESOP............
Amortization                        55,014
   of MRP.............
Purchase of                         20,628
   treasury stock.....
Issuance of                       (206,603)
   treasury stock.....
Change in                           22,456
   unrealized gain
   on securities
   available for
   sale, net..........
Net income............              41,581
                                   230,045
                                ----------
   Balance at
     June 30, 1997...           $5,147,042
                                ==========

    The Notes to Consolidated Financial Statements are an integral part of these statements.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               For the Years Ended June 30, 1997, 1996 and 1995


                                                                     1997            1996            1995
                                                                 -------------   -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income....................................................     $230,045        $253,510        $147,050
   Adjustments to reconcile net income to net cash provided by
       (used in) operating activities:
    Depreciation.................................................       36,688          36,765          40,956
    Amortization of deferred compensation........................       75,642          75,642          68,766
    Amortization of deferred loan fees...........................      (36,541)        (42,949)        (31,707)
    Premium amortization, net of discount accretion..............       36,805          65,603          40,749
    Provision for losses on loans and real estate................       94,854          21,502          12,238
    Gain on sale of foreclosed real estate.......................       (2,355)           (137)         (3,793)
    Net realized gains on available for sale securities..........       (9,911)        (26,222)            ---
    Increase in deferred income taxes............................       10,341          18,075           3,145
    Decrease (increase) in accrued interest......................      (47,552)        (46,632)        (84,049)
    Decrease (increase) in other assets..........................       46,999          25,311          11,514
    Decrease (increase) in prepaid stock conversion expense......          ---             ---         176,366
    Decrease (increase) in cash value life insurance.............      (20,559)        (22,428)        (26,044)
    Increase (decrease) in accrued expenses......................       83,040         113,142         118,479
                                                                 -------------   -------------   -------------
      Net cash provided by operating activities..................     $497,496        $471,182        $473,670
                                                                 -------------   -------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net increase in loans made to customers.......................  ($5,196,161)    ($9,781,569)    ($2,183,871)
   Proceeds from sale of foreclosed real estate..................       13,450             ---          67,500
   Investment in foreclosed real estate..........................      (33,603)            ---        (61,000)
   Purchase of office property and equipment.....................      (64,509)        (18,819)        (24,084)
   Purchase of FHLB and FRB stock................................     (253,900)       (443,300)       (244,200)
   Purchase of held-to-maturity securities.......................          ---             ---      (9,826,327)
   Proceeds from maturities of held-to-maturity securities.......    1,405,546       3,466,864       2,445,608
   Purchases of available-for-sale securities....................   (2,724,456)     (5,044,724)            ---
   Proceeds from sales of available-for-sale securities..........    1,488,205       2,669,018             ---
   Proceeds from maturities of available-for-sale securities.....    1,508,884       2,136,640             ---
                                                                 -------------   -------------   -------------
     Net cash used in investing activities.......................  ($3,856,544)    ($7,015,890)    ($9,826,374)
                                                                 -------------   -------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase (decrease) in deposits...........................   $4,678,193      $1,503,635    $ (1,467,533)
   Net increase (decrease) in short-term advances from FHLB......   (5,500,000)     14,500,000      (5,700,000)
   Net increase (decrease) in short-term borrowings of securities
     sold under  agreements to repurchase........................          ---     (14,000,000)     14,000,000
   Proceeds from long-term Federal Home Loan Bank advances.......    5,500,000       5,000,000             ---
   Payment on long-term Federal Home Loan Bank advances..........   (1,041,097)       (188,230)            ---
   Net proceeds from issuance of common stock....................          ---             ---       2,841,644
   Purchase of treasury stock....................................     (206,603)       (325,978)       (140,410)
   Proceeds from reissuance of treasury stock....................       22,456             ---             ---
   Net increase (decrease) in advances from borrowers for taxes
     and insurance...............................................        8,358         (39,770)         25,355
                                                                 -------------   -------------   -------------
     Net cash provided by financing activities...................   $3,461,307      $6,449,657      $9,559,056
                                                                 -------------   -------------   -------------

     Net increase (decrease) in cash.............................     $102,259        ($95,051)       $206,352
     Cash - beginning of year....................................    1,253,364       1,348,415       1,142,063
                                                                 -------------   -------------   -------------
     Cash - end of year..........................................   $1,355,623      $1,253,364      $1,348,415
                                                                 =============   =============   =============

CASH PAID DURING PERIOD FOR
   Interest......................................................   $1,528,379      $1,359,237        $954,904
   Income taxes..................................................      218,000          13,000          65,793

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES
   Acquisition of real estate in settlement of loans.............      187,771             ---          76,511
   Stock issued to Recognition and Retention Plan................          ---             ---         103,140
   Increase (decrease)  in unrealized gain on securities
     available for sale..........................................       41,581         (27,657)            ---

    The Notes to Consolidated Financial Statements are an integral part of these statements.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 1:        Significant Accounting Policies

The Bank provides a variety of financial services to individuals and corporate customers, and is subject to competition from other financial institutions in Eastern Arkansas. The Bank's primary deposit products are interest-bearing checking accounts and certificates of deposit. Its primary lending products are residential loans, consumer loans and, to a lesser extent, commercial loans. The Bank is also subject to the regulations of certain Federal agencies and undergoes periodic examinations by those regulatory authorities. A summary of significant accounting policies are as follows:

(a)   Cash Equivalents

For purposes of the statements of cash flows, the Bank considers highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents.

(b)   Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Forrest City Financial Corporation (the "Company") and its wholly-owned subsidiary Forrest City Bank, NA (the "Bank") - formerly Forrest City Savings and Loan Association. All significant intercompany transactions have been eliminated in consolidation. Forrest City Financial Corporation was established in April, 1994 for the purpose of becoming a holding company for the shares of the Bank, upon its conversion to a federal stock savings and loan. Effective January 1, 1997, the Bank converted to a national bank with the Company simultaneously converting its charter to a national bank holding company.

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial conditions and revenues and expenses for the year. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 1:        Significant Accounting Policies (continued)

A substantial portion of the Bank's loans are secured by real estate in local markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgements about information available to them at the time of their examination.

(c)   Trading Securities

Investment securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in income.

(d)   Securities Held to Maturity

Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

(e)   Securities Available for Sale

Available-for-sale securities consist of bonds, notes, debentures and certain equity securities not classified as trading securities nor as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized.

Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 1:        Significant Accounting Policies (continued)

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary have resulted in write-downs of the individual securities to their fair value. The related write-downs have been included in earnings as realized losses.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

(f)   Loans Receivable

Loans receivable are stated at unpaid principal balances adjusted for allowances for loan losses and net deferred loan origination fees and discounts. Discounts on mortgage loans, when applicable, are amortized to income using the interest method over the remaining period to contractual maturity and adjusted for prepayments.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loss experience, known and inherent risks in the portfolio, prevailing market conditions and the estimated value of the underlying collateral as well as the borrowers ability to repay.

Management has established an allowance for uncollectible interest on loans that are contractually more than 90 days past due. The allowance is established by a charge to interest income equal to all interest previously accrued.

(g)   Loan Origination and Commitment Fees

A portion of loan origination fees and certain direct costs of underwriting and closing loans is deferred. Such fees are amortized to interest income over the life of the mortgage loans using the interest method. The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 91 ("SFAS No. 91") setting forth requirements regarding accounting for non-refundable fees and costs associated with originating and acquiring loans.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 1:        Significant Accounting Policies (continued)

Fees received for a commitment to originate or purchase loans are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield, or, if the commitment expires unexercised, recognized in income upon expiration of the commitment. Other loan fees such as prepayment penalties, late charges and release fees, are recorded as income when collected.

(h)   Office Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method based upon estimated useful lives for financial accounting purposes. The Bank utilizes accelerated methods for income tax reporting purposes. Maintenance and repairs are charged to expense as incurred.

(i)   Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the allowance for loan losses, allowance for losses on foreclosed real estate, accumulated depreciation and accrued employee benefits for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(j)   Advertising

The Company expenses advertising costs as they are incurred.

(k)   Changes in Presentation

Certain amounts and items appearing in the 1996 and 1995 statements have been reclassified to conform with the 1997 presentation.

(l)   Earnings Per Share

Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for each period presented.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 1:        Significant Accounting Policies (continued)

(m)   New Accounting Pronouncements

Statement of Financial Accounting Statements No. 107, "Disclosures about Fair Value of Financial Instruments," was effective for the fiscal year beginning July 1, 1995 and requires disclosure of the fair value of financial instruments for both assets and liabilities recognized and not recognized in the statements of financial condition, for which it is practical to estimate the fair value.

Statement of Financial Accounting Standards No. 122 (SFAS 122) "Accounting for Mortgage Servicing Rights" amends FASB 65 to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those service rights are acquired. The effective date of this standard is for fiscal years beginning after December 15, 1995. The adoption of this statement did not have a material effect on the financial position or results of operations of the Bank.

Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based compensation plans. This statement defines a fair value based method of accounting for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The accounting requirements of SFAS 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Statement of Financial Accounting Standards No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides new accounting and disclosure rules for the sale, securitization and servicing of receivables and other financial assets. SFAS 125 provides guidance for establishing whether a transfer of financial assets is a sale or a financing. Under SFAS 125, the seller would be required to use the "financial components" approach to measure the gain or loss on the transaction. Under this approach, the seller would record at fair value whatever new instruments it obtains and would derecognize financial assets for which control has been surrendered based on the relative fair value of the

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 1:        Significant Accounting Policies (continued)

components transferred and those retained. SFAS 125 is effective for transactions occurring after December 31, 1996, regardless of the company's fiscal year end or when the securitization was originally established. The adoption of SFAS 125 effective January 1, 1997 will be applied prospectively from the date of adoption. The adoption of this statement did not have a material effect on the financial position or results of operations.

(n)   Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

Cash and short-term instruments. The carrying amounts of cash and short-term instruments approximate their fair value.

Trading securities. Fair values for trading account securities, which also are the amounts recognized in the consolidated balance sheet, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Available-for-sale and held-to-maturity securities. Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 1:        Significant Accounting Policies (continued)

Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans, consumer loans and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings. The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term debt. The fair values of the Bank's long-term debt are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest. The carrying amounts of accrued interest approximate their fair values.

Off-balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 2:        Investment Securities

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair values at June 30, follow.

                                                                               Gross             Gross
                                                           Amortized        Unrealized        Unrealized
                                                              Cost             Gains            Losses          Fair Value
                                                              ----             -----            ------          ----------
Available-for-sale securities:
   June 30, 1997:
      Equity securities............................          $372,862              $929      $       ---           $373,791
      US government and
         agency securities.........................         5,210,864            36,557          (40,596)         5,206,825
      Other securities.............................         2,491,718            17,748             (715)          2,508,75
                                                           ----------       -----------      -----------         ----------
                                                           $8,075,444           $55,234         ($41,311)        $8,089,367
                                                           ==========       ===========      ===========         ==========
   June 30, 1996:
      Equity securities............................          $318,034       $       ---          ($1,748)          $316,286
      US government and
         agency securities.........................         4,858,384            28,411          (68,828)         4,817,967
      Other securities.............................         3,175,641            16,700           (2,192)         3,190,149
                                                           ----------       -----------      -----------         ----------
                                                           $8,352,059           $45,111         ($72,768)        $8,324,402
                                                           ==========       ===========      ===========         ==========

Held-to-maturity securities:
   June 30, 1997:
      US government and
         agency securities.........................        $8,247,252           $13,038        ($211,570)        $8,048,720
      State and municipal securities...............            56,000               ---              ---             56,000
      Other securities.............................            27,810               ---              ---             27,810
                                                           ----------       -----------      -----------         ----------
                                                           $8,331,062           $13,038        ($211,570)        $8,132,530
                                                           ==========       ===========      ===========         ==========

   June 30, 1996:
      US government and
         agency securities.........................        $9,649,033            $5,583        ($299,935)        $9,354,681
      State and municipal securities...............            63,000               ---              ---             63,000
      Other securities.............................            47,486               ---              ---             47,486
                                                           ----------       -----------      -----------         ----------
                                                           $9,759,519            $5,583        ($299,935)        $9,465,167
                                                           ==========       ===========      ===========         ==========

                                      32

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 2:         Investment Securities (continued)

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale as of June 30, 1997, were as follows:

                                                             Securities Held-To-          Securities Available-For-
                                                                  Maturity                           Sale
                                                        -----------------------------   ------------------------------
                                                           Amortized        Fair          Amortized         Fair
                                                             Cost          Value             Cost          Value
                                                           ---------       -----          ---------        -----
Amounts maturing in:
   One year or less...................................       $227,683      $227,683      $       ---      $      ---
   After one year through five years..................        237,351       240,877        1,000,000         974,046
   After five years through ten years.................         18,000        18,000              ---             ---
   After ten years....................................            ---           ---              ---             ---
                                                           ----------    ----------       ----------      ----------
                                                             $483,034      $486,560       $1,000,000        $974,046
   Mortgage-backed securities.........................      7,848,028     7,645,970        6,702,582       6,741,530
                                                           ----------    ----------       ----------      ----------
                                                           $8,331,062    $8,132,530       $7,702,582      $7,715,576
                                                           ==========    ==========       ==========      ==========

During the year ended June 30, 1997, the Bank sold securities available for sale for total proceeds of approximately $1,283,000, resulting in gross realized gains of approximately $9,900.

During the year ended June 30, 1996, the Bank sold securities available for sale for total proceeds of approximately $2,669,000, resulting in gross realized gains of approximately $27,000 and gross realized losses of approximately $900. There were no sales of available-for-sale securities for the years ended 1995. In 1996, debt securities with an amortized cost of $8,539,467 were transferred from held-to-maturity to available-for-sale. This transfer was part of a reassessment program by management in response to the Financial Accounting Standards Board temporary waiver of the reporting requirements of FASB 115 as previously discussed in Note 1. At the time of the transfer, the securities had gross unrealized gains and losses of approximately $62,000 and $16,000, respectively.

Investment securities having a carrying value of $13,614,000 and $15,979,000 at June 30, 1997 and 1996, respectively, were pledged to secure certain deposits and borrowings as required or permitted by law.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 3:         Loans Receivable

Loans receivable at June 30, 1997 and 1996 are summarized as follows:

                                                                                            June 30,
                                                                              -------------------------------------
                                                                                    1997                1996
                                                                              -----------------   -----------------
First Mortgage Loans (principally conventional)
Principal balances:
  Secured by one- to four-family residences...................................      $23,839,248         $21,338,320
  Secured by other properties.................................................        2,709,694           3,100,979
  Participations and whole loans purchased....................................        2,913,445           2,523,994
  Residential construction....................................................        1,788,099           1,507,743
Less:
  Undisbursed loan funds......................................................        (539,192)           (668,527)
  Unearned discounts..........................................................         (25,753)             (9,822)
  Net deferred loan origination fees..........................................         (44,400)            (44,485)
                                                                              -----------------   -----------------
     Total first mortgage loans...............................................      $30,641,141         $27,748,202
                                                                              -----------------   -----------------
Consumer and Other Loans
Principal balances:
  Home equity and second mortgages............................................       $1,623,761          $1,178,217
  Other.......................................................................        3,503,437           1,755,650
     Total consumer and other loans...........................................       $5,127,198          $2,933,867
                                                                              -----------------   -----------------
     Total....................................................................      $35,768,339         $30,682,069
Less allowance for loan losses................................................        (262,800)           (263,248)
                                                                              -----------------   -----------------
                                                                                    $35,505,539         $30,418,821
                                                                              =================   =================

The composite yield on loans was approximately 8.67% and 8.50% at June 30, 1997 and 1996, respectively.

The Bank's business activity is with customers located primarily in St. Francis County Arkansas. Therefore, economic conditions in the area could ultimately have an effect on the debtor's ability to honor their contract. Included in total loans receivable were commercial and multi-family loans totaling approximately $2,710,000 at June 30, 1997. Approximately 68% of this balance is concentrated in hotel and apartment complex industries, however, no industry comprises greater than 10% of total loans outstanding.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 3:         Loans Receivable (continued)

An analysis of the changes in the allowance for loan losses for the years ended June 30, 1997, 1996 and 1995 is as follows:

                                                                       For the Years Ended June 30,
                                                              ----------------------------------------------
                                                                  1997             1996            1995
                                                              -------------   --------------   -------------
Balance at beginning of year..................................     $263,248         $243,939        $249,382
Provision charged to income...................................       94,854           19,309          12,238
Charge-offs and recoveries, net...............................     (95,302)              ---        (17,681)
                                                              -------------   --------------   -------------
   Total......................................................     $262,800         $263,248        $243,939
                                                              =============   ==============   =============

NOTE 4:         Accrued Interest Receivable

Interest receivable is summarized as follows:

                                                              June 30,
                                                    ---------------------------
                                                        1997           1996
                                                    ------------   ------------

Loans receivable....................................    $238,825       $177,946
Mortgage-backed securities..........................     102,675        110,034
Investment securities and other.....................      36,434         42,402
                                                    ------------   ------------
   Total............................................    $377,934       $330,382
                                                    ============   ============

NOTE 5:         Office Properties and Equipment

A summary of office properties and equipment is as follows:

                                                             June 30,
                                                    ---------------------------
                                                        1997           1996
                                                    ------------   ------------

Office building and improvements....................    $492,530       $484,440
Furniture, fixtures and equipment...................     338,589        284,077
Land................................................     110,134        110,134
                                                    ------------   ------------
   Total............................................    $941,253       $878,651
Less accumulated depreciation.......................     454,855        420,074
                                                    ------------   ------------
   Office properties and equipment, net.............    $486,398       $458,577
                                                    ============   ============

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 6:         Foreclosed Real Estate

Foreclosed real estate is carried at the lower of fair value minus estimated costs to sell or cost (the fair value of the foreclosed asset at the time of foreclosure). Costs of holding foreclosed property are charged to expense in the current period, except for significant property improvements, which are capitalized to the extent that carrying value does not exceed estimated fair market value. Valuations are periodically performed by management, and an allowance for losses is established by a charge to earnings. Gains on sales of such real estate are taken into income based on the buyer's initial and continuing investment in the property.

Real estate owned is summarized as follows:


                                                          June 30,
                                               -------------------------------
                                                    1997             1996
                                               ---------------   -------------

Real estate acquired through foreclosure.......       $217,283        $163,652
Valuation allowance............................            ---         (17,652)
                                               ---------------   -------------
   Foreclosed real estate, net.................       $217,283        $146,000
                                               ===============   =============

The following is a summary of activity in the valuation allowance for real estate acquired in settlement of loans.

                                                                                  June 30,
                                                                 -------------------------------------------
                                                                     1997            1996           1995
                                                                 ------------    ------------   ------------
Balance at beginning of year.....................................     $17,652         $15,459        $15,459
Provision charged to income......................................         ---           2,193            ---
Charge-offs and recoveries, net..................................     (17,652)            ---            ---
                                                                 ------------    ------------   ------------
   Total.........................................................          $0         $17,652        $15,459
                                                                 ============    ============   ============

                                      36

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 7:         Deposits

Deposits by type and range of rates at June 30, 1997 and 1996 are summarized as follows:

                                               Weighted
                                                Average                                 June 30,
                                                Rate at              -----------------------------------------------
                                             June 30, 1997                  1997                       1996
                                             -------------                  ----                       ----
                                                                    Amount      Percent        Amount        Percent
                                                                    ------      -------        ------        -------

Demand and NOW accounts...................       2.27             $3,465,756       10.9%     $1,773,970         6.6%
Passbook savings..........................       3.00              2,053,335        6.5       1,660,808         6.1
Money market..............................       3.25              2,071,956        6.6       2,146,590         8.0
Non-interest bearing accounts.............                         1,172,607        3.7         631,817         2.3
                                                                  ----------       ----      ----------        ----
   Total..................................                        $8,763,654       27.7      $6,213,185        23.0
                                                                  ----------       ----      ----------        ----
Certificates of Deposits
   2.76 to 3.75%..........................                              $425        0.0        $181,547         0.7
   3.76 to 4.75%..........................                           296,357         .9         866,517         3.2
   4.76 to 5.75%..........................                        19,058,112       60.3      14,529,711        53.9
   5.76 to 6.75%..........................                         3,219,678       10.2       4,153,901        15.4
   6.76 to 7.75%..........................                           295,683         .9       1,006,883         3.7
   7.76 to 8.75%..........................                               ---        0.0           3,972         0.1
        ^                                                         ----------       ----      ----------        ----
    Total.................................                       $22,870,255       72.3     $20,742,531        77.0
                                                                  ----------       ----      ----------        ----
                                                                 $31,633,909      100.0%    $26,955,716       100.0%
                                                                  ==========     ======      ==========       ======

The weighted average rate on deposits at June 30, 1997 and 1996 was 4.61% and 4.88%, respectively. The Bank pays compounded interest on some savings and certificates except money markets; therefore, the effective rate is generally higher.

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 at June 30, 1997 and 1996 was $5,206,658 and $4,424,552,
respectively.

Interest on deposit accounts is net of interest forfeited by depositor on early withdrawal of certificate accounts of $4,114, $2,697 and $5,414 for the years ended June 30, 1997, 1996 and 1995, respectively.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 7:         Deposits (continued)

At June 30, 1997, scheduled maturities of certificates of deposit by rate and year were as follows:

                                                           Year Ending June 30,
                     -------------------------------------------------------------------------------------------------
                             1998          1999          2000         2001        2002       Thereafter     Total
                             ----          ----          ----         ----        ----       ----------     -----
  2.76 to 3.75%......     $       ---    $      425    $      ---    $    ---    $    ---     $     ---    $       425
  3.76 to 4.75%......         245,110        50,662           ---         585         ---           ---        296,357
  4.76 to 5.75%......      15,574,121     1,393,827     1,397,913     190,898     493,824         7,529     19,058,112
  5.76 to 6.75%......         488,647       372,622     1,070,456     802,824     351,661       133,468      3,219,678
  6.76 to 7.75%......         215,582        71,101         5,000       4,000         ---           ---        295,683
                          -----------    ----------    ----------    --------    --------     ---------    -----------
    Total............     $16,523,460    $1,888,637    $2,473,369    $998,307    $845,485     $ 140,997    $22,870,255
                          ===========    ==========    ==========    ========    ========     =========    ===========

Interest expense on deposits is summarized as follows:

                                                                                   June 30,
                                                        --------------------------------------------------------------
                                                              1997                  1996                   1995
                                                        ----------------      -----------------      -----------------
Demand and money market...............................          $141,409               $116,616               $104,127
Passbook savings......................................            57,464                 37,739                 44,998
Certificates..........................................         1,192,046              1,183,729              1,048,521
                                                        ----------------      -----------------      -----------------
   Total..............................................        $1,390,919             $1,338,084             $1,197,646
                                                        ================      =================      =================


               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 8:         Borrowed Funds

Other borrowed funds are as follows:

                                                                                          June 30,
                                                                         ------------------------------------------
                                                                                1997                    1996
                                                                         ------------------      ------------------
Federal Home Loan Bank Advances
   Due 07/15/96 at 5.340%...............................................     $          ---             $13,500,000
   Due 07/15/96 at 5.360%...............................................                ---               1,000,000
   Due 07/02/97 at 5.540%...............................................          9,000,000                     ---
   Due 11/01/05 at 6.354%...............................................          1,311,104               1,426,827
   Due 01/02/06 at 6.056%...............................................            885,670                 963,035
   Due 01/02/06 at 6.113%...............................................            885,977                 963,145
   Due 11/01/10 at 6.220%...............................................          1,393,620               1,458,763
   Due 08/01/01 at 6.417%...............................................          1,259,692                     ---
   Due 10/01/01 at 6.230%...............................................            869,070                     ---
   Due 11/01/01 at 6.216%...............................................          1,767,789                     ---
   Due 12/03/01 at 5.832%...............................................            897,751                     ---
                                                                         ------------------      ------------------
                                                                                $18,270,673             $19,311,770
                                                                         ==================      ==================

The weighted average interest rate for all FHLB advances was 5.88% at June 30, 1997. Pursuant to collateral agreements with the FHLB, assets of the Bank are subject to a blanket pledge agreement to collateralize the advances. Scheduled maturities of advances from FHLB as of June 30, 1997 were as follows:


            June 30, 1998......................         $10,252,835
            June 30, 1999......................           1,450,287
            June 30, 2000......................           1,542,901
            June 30, 2001......................           1,641,429
            June 30, 2002......................             894,501
            Thereafter.........................           2,488,720
                                                        -----------
                                                        $18,270,673
                                                        ===========

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 8:         Borrowed Funds (continued)

An analysis of securities sold under agreements to repurchase is as follows:

                                                                                        June 30,
                                                                           -----------------------------------
                                                                                1997                1996
                                                                           ---------------    ----------------
Highest month-end balance..................................................$           ---         $15,500,000
Average balance during the year............................................            ---           1,812,500
Weighted-average interest rate at end of year..............................            ---                 N/A
Weighted-average interest rate during the year.............................            ---               5.85%

Interest expense on borrowed funds is as follows:

                                                                                  June 30,
                                                                ----------------------------------------------
                                                                     1997             1996           1995
                                                                --------------    ------------   -------------
FHLB advances short-term........................................      $568,300        $623,010        $195,445
FHLB advances long-term.........................................       545,431         196,171             ---
Repurchase agreements...........................................           ---         110,523         408,330
                                                                --------------    ------------   -------------
   Total........................................................    $1,113,731        $929,704        $603,775
                                                                ==============    ============   =============

NOTE 9:         Income Taxes

The Bank qualifies under provisions of the Internal Revenue Code and similar provisions of the state tax laws which permit it to deduct from taxable income an allowance for bad debts based on specified experience formulas. If utilized, the maximum allowable deduction under the percentage of taxable income method was 8% for the years ended June 30, 1996 and 1995. Appropriated retained earnings at June 30, 1997, includes earnings of approximately $520,000 representing such bad debt deductions, for which no provision for federal income taxes has been made. If, in the future, this portion of appropriated retained earnings is used for any purpose other than absorbing bad debt losses, federal and state income taxes may be imposed at the then applicable rates. It is not contemplated that tax bad debt reserves will be used in a manner which will create a federal tax liability. However, if at June 30, 1997, the total appropriations had been used other than to absorb losses, this liability would have been approximately $182,000.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 9:         Income Taxes (continued)

The Bank adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes" effective July 1, 1993. This statement supersedes the method used by the Bank in prior years and, among other things, changes the criteria for the recognition and measurement of deferred tax assets. The adoption of SFAS No. 109 had no material effect on the fiscal year ended June 30, 1994 and prior years' net income. Therefore, the Bank has not restated prior years' results and no adjustment to fiscal 1995 income or retained earnings is required to reflect the change.

As stated in Note 1, the Bank's income tax expense differs from the tax expense computed by applying the statutory federal income tax rate primarily due to timing differences for reporting accelerated depreciation methods used for tax purposes, cash basis reporting for tax purposes compared to accrual basis for financial and allowable bad debt methods for income tax purposes.

Income tax expense is summarized as follows:

                                                                                  June 30,
                                                                ----------------------------------------------
                                                                     1997             1996            1995
                                                                --------------    -------------   ------------
Current income tax expense......................................      $150,659          $92,426        $43,355
Deferred income tax expense.....................................        10,341           18,075          3,145
                                                                --------------    -------------   ------------
   Total........................................................      $161,000         $110,501        $46,500
                                                                ==============    =============   ============

The Bank's deferred tax assets and liabilities are as follows:

                                                                                           June 30,
                                                                                 -----------------------------
                                                                                     1997             1996
                                                                                 ------------      -----------
Deferred tax assets:
  Bad debt reserves..............................................................     $105,120        $106,616
  Deferred compensation..........................................................      110,517          86,376
  Other..........................................................................        6,179          10,617
                                                                                 -------------   -------------
                                                                                      $221,816        $203,609
                                                                                 -------------   -------------
Deferred tax liabilities:
  Depreciation...................................................................      $73,334         $70,327
  FHLB stock dividends...........................................................       98,080          73,265
  Deferred fees..................................................................      131,071         126,535
  Other..........................................................................       11,431          15,241
                                                                                 -------------   -------------
                                                                                      $313,916        $285,368
                                                                                 -------------   -------------
   Net deferred tax liability....................................................     ($92,100)       ($81,759)
                                                                                 =============   =============

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 9:         Income Taxes (continued)

The provision for income taxes is less than that computed by applying the statutory rates as indicated below:

                                                                                     June 30,
                                                                     -----------------------------------------
                                                                        1997           1996           1995
                                                                     -----------   ------------   ------------
Tax expense based on statutory rate..................................   $132,955       $123,764        $65,807
Increase (reduction) in taxes resulting from:
  State tax, net of federal benefit..................................     17,160          7,524          3,233
  Effect of tax bad debt deduction net of preference tax.............      3,810         (8,229)        (5,460)
  Accrual to cash conversion for tax purposes........................     (5,283)        (8,432)        (8,911)
  Difference between financial statement gain and
    tax basis on sale of real estate owned...........................       (800)           (47)        (1,461)
  Effect of tax exempt income........................................     (1,598)        (2,176)           ---
  Other..............................................................     14,756         (1,903)        (6,708)
                                                                     -----------   ------------   ------------
     Total...........................................................   $161,000       $110,501        $46,500
                                                                     ===========   ============   ============

NOTE 10:        Related Party Transactions

Directors, officers and employees of the Bank were customers of, and had other transactions with, the Bank in the ordinary course of business. Transactions with these related parties were made on substantially the same terms as those prevailing at the time made for comparable transactions to other persons and did not involve more than normal risk of collectibility or present unfavorable features. Directors fees totaled $42,987, $30,602 and $23,052 for the years ended June 30, 1997, 1996 and 1995, respectively. Aggregate savings deposits of related parties were approximately $532,000 and $543,000 at June 30, 1997 and 1996, respectively.

An analysis of activity with respect to aggregate loans receivable for the year then ended is as follows:

                                                        June 30,
                                              -----------------------------
                                                  1997            1996
                                              -------------   -------------

Beginning balance.............................     $523,069        $200,470
   Additions..................................      322,534         340,950
   Repayments.................................     (213,366)        (18,351)
                                              -------------   -------------
Ending balance................................     $632,237        $523,069
                                              =============   =============

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 11:        Employee Benefits

Simplified Employee Pension Plan. The Bank maintains a qualified Simplified Employee Pension Plan. To qualify, an employee must be 18 years old and have been employed for a period of time during one of the previous five years. Discretionary contributions to the plan are determined by the board of directors. No contribution was made for the year ended June 30, 1997. Plan contributions totaled $1,011 and $12,926 for the years ended June 30, 1996 and 1995, respectively.

Stock Option Plan. Pursuant to the Bank's 1994 Stock Option and Incentive Plan, 22,923 shares of the Bank's common stock has been reserved for issuance from authorized but unissued shares. Options granted have ten year terms and vest at a rate of 20% per year beginning one year after the date of grant. There was no material dilutive effect on earnings per share from outstanding stock options for the three years in the period ended June 30, 1997.

Presented below is the activity in the Plan for the three years in the period ended June 30, 1997.

                                                                    Weighted
                                             Shares                 Average
                                             Under                  Exercise
                                             Option                  Price                   Total
                                       ------------------      ------------------      -----------------
Outstanding July 1, 1994..............                ---                     ---          $         ---
  Granted.............................             18,337                  $14.00                256,718
  Exercised...........................                ---                     ---                    ---
  Forfeited...........................                ---                     ---                    ---
                                       ------------------                              -----------------
Outstanding June 30, 1995.............             18,337                  $14.00               $256,718
  Granted.............................                ---                     ---                    ---
  Exercised...........................                ---                     ---                    ---
  Forfeited...........................                ---                     ---                    ---
                                       ------------------                              -----------------
Outstanding June 30, 1996.............             18,337                  $14.00               $256,718
  Granted.............................              2,146                  $16.70                 35,838
  Exercised...........................             (1,604)                 $14.00                (22,456)
  Forfeited...........................             (2,292)                 $14.00                (32,088)
                                       ------------------                              -----------------
Outstanding June 30, 1997.............             16,587                  $14.35               $238,012
                                       ==================                              =================

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 11:        Employee Benefits (continued)

The information concerning currently outstanding and exercisable options at June 30, 1997 is as follows:

                                           Options Outstanding                                       Options Exercisable
                    -----------------------------------------------------------------      ---------------------------------------
                                                 Weighted
                                                  Average                Weighted                                     Weighted
                                                 Remaining                Average                                      Average
   Exercise              Options                Contractual              Exercise               Options               Exercise
    Price              Outstanding            Life (in years)              Price              Exercisable               Price
--------------      -----------------       -------------------       ---------------      ------------------      ---------------
    $14.00                     14,441               7.3                   $14.00                        5,776          $14.00
    $16.00                      1,146               9.1                    16.00                          ---           16.00
    $17.50                      1,000               9.6                    17.50                          ---           17.50
                    -----------------                                                      ------------------
                               16,587                                                                   5,776
                    =================                                                      ==================

Directors and other key officers have been granted options to purchase the Company's common shares under the Company's 1994 Stock Option and Incentive Plan. The Company has authorized 22,923 shares for issuance under the plan. All options granted have ten-year terms and vest ratably over a five-year period.

Proforma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For grants during fiscal 1997, the weighted-average assumptions were: risk-free interest rate of 6.30%; dividend yields of -0-%; volatility factors of the expected market price of the Company's common stock of .30; and a weighted average expected life of the option of 7 years. The weighted-average fair value of options granted during fiscal 1997 is estimated at $7.20. No options were granted during fiscal 1996.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 11: Employee Benefits (continued)

significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The proforma effect on net income for June 30, 1997 is not indicative of the proforma effect on net income in future years because it does not take into consideration proforma compensation expense related to grants made prior to June 30, 1996. The options granted subsequent to the effective date of SFAS 123, as described in Note 1, are not exercisable. Therefore, proforma effects on net income would not be applicable.

Employee Stock Ownership Plan. Upon completion of the conversion and ratification by stockholders, the Bank established an employee stock ownership plan ("ESOP") for the benefit of participating employees.

All full-time employees are eligible to participate in the ESOP after they have attained the age of twenty-one and completed one year of service during which they work at least 1,000 hours. All years of service completed by an employee, including prior year service completed before the effective date of the plan, shall be counted in determining the employee's vested interest in the plan. A participant shall be 100% vested in the plan after completion of five or more years of service. Contributions to the plan are discretionary as determined by the board of directors. Contributions to the ESOP will be allocated among participants on the basis of total compensation. Forfeitures will be reallocated to participants on the same basis as other contributions. Benefits become payable upon a participant's retirement, death or disability. Contributions to the plan were $55,014 for each of the years ended June 30, 1997, 1996 and 1995.

The ESOP borrowed $275,000 from the Company to purchase 18,338 shares of the Company's common stock. The loan is secured solely by the common stock and is to be repaid in equal quarterly installments of principal payable through May 31, 1999 at 6.70% interest rate. Shares committed to be released based on the principal reductions totaled 11,026 shares with the remaining 6,767 shares held in suspense. Based on a fair value of $21.10 per share, the total fair value of unsecured ESOP shares was $142,784 at June 30, 1997.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 12:        Regulatory Matters

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios as set forth in the accompanying table. Management believes, as of June 30, 1997, that the Company meets all capital adequacy requirements to which it is subject.

As of June 30, 1997, the most recent notification from the regulators categorized the Company and its subsidiary bank as adequately capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary bank's category.

The Bank's capital ratios and amounts (in thousands) are shown below.

                                                                                 Forrest City Bank, N.A.
                                                    Regulatory             -------------------------------------
                                                     Minimum                  Amount                   Ratio
                                                ------------------         -------------           -------------
Leverage ratio.................................       4.00%                       $4,155               7.58%
Tier I risk-based capital ratio................       4.00%                        4,155              13.50%
Total risk-based capital ratio.................       8.00%                        4,418              14.36%

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 13:        Corporate Reorganization and Conversion to Stock Form

On July 28, 1994, Forrest City Bank completed its conversion from a mutual to stock form and became a wholly-owned subsidiary of a newly-formed Delaware holding company, Forrest City Financial Corporation. The Bank issued 229,233 shares of common stock at $15.00 per share in conjunction with the offering and an additional 6,876 shares of common stock were granted under the Management Recognition and Retention Plan ("MRP"). Net proceeds from the offering were $2,841,644 after deduction of conversion costs of $321,781 and unearned compensation related to the shares issued to the MRP and Employee Stock Ownership Plan. The Company retained 50% of the net conversion proceeds to purchase all of the stock of the Bank in the conversion.

Deposit account holders and borrowers will not have voting rights in the Bank. Voting rights were vested exclusively with the stockholders of the Holding Company. Deposit account holders will continue to be insured by the SAIF. A liquidation account was established at the time of conversion in an amount equal to the capital of the Bank as of the date of the latest balance sheet contained in the final prospectus. Each eligible account holder or supplemental eligible account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event. This share will be reduced if the account holder's or supplemental eligible account holder's deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase in the related deposit balance.

Regulations do not permit the Bank to pay dividends on its common stock if its regulatory net worth would be reduced below the level required by regulations or the amount required for the liquidation account. In addition, capital distribution regulations limit the Bank's ability to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account based on the Bank's capital level and supervisory condition.

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 14:        Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk of loss as part of its normal business operations to meet the financing needs of its customers by providing commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in this class of financial instruments.

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contract amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Unless noted otherwise, the Bank does not require collateral or other security to support financial instruments with credit risk.

Real estate loan commitments whose contract amounts represent credit risk were approximately $3,137,000 at June 30, 1997, consisting of fixed rate loans of approximately $1,297,000 and variable rate loans of $1,840,000. Loan commitments at June 30, 1996 were $2,401,000, consisting of fixed rate loans of approximately $621,000 and variable rate loans of $1,780,000.

The estimated fair values of the Bank's financial instruments are as follows:

                                                            June 30, 1997                              June 30, 1996
                                               ---------------------------------------   ------------------------------------------
                                                   Carrying                                   Carrying
                                                    Amount               Fair Value            Amount                Fair Value
                                               ----------------       ----------------   ------------------      ------------------
Financial assets:
   Cash and due from banks...................        $1,356,000             $1,356,000           $1,253,000              $1,253,000
   Securities available for sale.............         8,089,000              8,089,000            8,324,000               8,324,000
   Securities held to maturity...............         8,331,000              8,133,000            9,760,000               9,465,000
   Loans receivable..........................        35,506,000             35,563,000           30,419,000              30,739,000
   Accrued interest receivable...............           378,000                378,000              330,000                 330,000
Financial liabilities:
   Deposit liabilities.......................        31,634,000             31,660,000           26,956,000              26,921,000
   Short-term borrowings.....................         9,000,000              9,000,000           14,500,000              14,500,000
   Long-term borrowings......................         9,271,000              8,865,000            4,812,000               4,470,000
Off-balance-sheet liabilities
   Commitments to extend credit..............               ---              3,137,000                  ---               2,401,000

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 15:        Condensed Parent Company Only Financial Statements

The following condensed balance sheets as of June 30, 1997 and 1996 and condensed statements of income and cash flows for the periods ended June 30, 1997, 1996 and 1995 for Forrest City Financial Corporation should be read in conjunction with the consolidated financial statements and the notes thereto.

                                                  BALANCE SHEET
                                                                                          June 30,
                                                                          ----------------------------------------
                                                                                1997                   1996
                                                                          -----------------      -----------------
                                 ASSETS
Cash and cash equivalents................................................          $204,660               $168,597
Investment securities....................................................           773,015                914,626
Accrued interest receivable..............................................            13,770                 20,158
Other assets.............................................................             7,300                  7,300
Equity in net assets of the Bank.........................................         4,167,997              3,892,940
                                                                          -----------------      -----------------
     Total assets........................................................        $5,166,742             $5,003,621
                                                                          =================      =================

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities........................................................       $       ---            $       ---
Accrued income taxes.....................................................            19,700                 19,700
                                                                          -----------------      -----------------
     Total liabilities...................................................           $19,700                $19,700
                                                                          -----------------      -----------------

Common stock.............................................................            $2,361                 $2,361
Additional paid-in capital...............................................         3,215,529              3,217,493
Retained earnings........................................................         2,734,954              2,466,005
Unrealized gain (loss) on securities held for sale.......................               929                 (1,748)
Common stock acquired by ESOP............................................          (110,028)              (165,042)
Common stock acquired by MRP.............................................           (48,132)               (68,760)
Treasury stock...........................................................          (648,571)              (466,388)
                                                                          -----------------      -----------------
     Total stockholders' equity..........................................        $5,147,042             $4,983,921
                                                                          -----------------      -----------------

     Total liabilities and stockholders' equity..........................        $5,166,742             $5,003,621
                                                                          =================      =================

                                      49

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 15:        Condensed Parent Company Only Financial Statements (continued)

                                                   STATEMENT OF INCOME

                                                                          For the Periods Ending June 30,
                                                         -----------------------------------------------------------------
                                                               1997                    1996                    1995
                                                         -----------------       -----------------      ------------------
Equity in earnings of the Bank.........................           $236,153                $238,138                $131,000
Interest income........................................             71,957                  85,986                  88,393
Dividend income from Forrest City Bank.................                ---                  25,000                  75,000
Gain on sale of investments............................                ---                   3,162                     ---
Other expenses.........................................           (78,065)                (63,776)                (69,943)
Income taxes...........................................                ---                (10,000)                 (2,400)
                                                         -----------------       -----------------      ------------------
     Net earnings......................................           $230,045                $278,510                $222,050
                                                         =================       =================      ==================

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            FORREST CITY, ARKANSAS

                  Notes to Consolidated Financial Statements


NOTE 15:        Condensed Parent Company Only Financial Statements (continued)


                                                        STATEMENT OF CASH FLOWS

                                                                                 For the Periods Ending June 30,
                                                                ------------------------------------------------------------------
                                                                      1997                    1996                    1995
                                                                -----------------       -----------------      -------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..................................................           $230,045                $278,510                 $222,050
  Adjustments to reconcile net earnings to net cash
  provided by operating activities:
    Amortization..............................................             19,744                  22,959                   19,462
    Gain on sale of investment securities.....................                ---                  (3,162)                     ---
    Equity in earnings of Bank................................           (236,153)               (238,138)                (131,000)
    Decrease in accrued interest receivable...................              6,388                  15,659                  (35,817)
    Increase in other assets..................................                ---                     ---                 (110,440)
    Increase (decrease) in other liabilities..................                ---                 (8,000)                    8,000
    Increase in accrued income taxes..........................                ---                  10,000                    9,700
                                                                -----------------       -----------------      -------------------
      Net cash provided (used) by operating activities........            $20,024                 $77,828                 ($18,045)
                                                                -----------------       -----------------      -------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Principal collected on loan to ESOP.......................            $55,014                 $55,014                  $55,014
    Loan to ESOP..............................................                ---                     ---                 (275,070)
    Purchase of investment securities.........................            (54,828)               (318,034)              (1,403,219)
    Purchase of common stock of Bank..........................                ---                     ---               (1,558,357)
    Proceeds from maturities of investment securities.........            200,000                 600,000                  200,000
                                                                -----------------       -----------------      -------------------
      Net cash provided (used) by investing activities........           $200,186                $336,980              ($2,981,632)
                                                                -----------------       -----------------      -------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from sale of common stock........................        $       ---           $         ---               $3,219,854
    Proceeds from sale of treasury stock......................             22,456                     ---                      ---
    Purchase of treasury stock................................           (206,603)               (325,978)                (140,410)
                                                                -----------------       -----------------      -------------------
      Net cash provided (used) by financing activities........          ($184,147)              ($325,978)              $3,079,444
                                                                -----------------       -----------------      -------------------

Net increase in cash and cash equivalents.....................            $36,063                 $88,830                  $79,767
Cash and cash equivalents - beginning of period...............            168,597                  79,767                      ---
                                                                -----------------       -----------------      -------------------
Cash and cash equivalents - end of period.....................           $204,660                $168,597                  $79,767
                                                                =================       =================      ===================


               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                            STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 8:30 a.m., Tuesday, October 28, 1997, at the main office of the Company located at 715 North Washington Street, Forrest City, Arkansas.

STOCK LISTING

The Company's stock is traded on the "pink sheets" published by the National Quotation Bureau, Inc.

PRICE RANGE OF COMMON STOCK

The following tables sets forth the high and low bid prices of the Common Stock in fiscal 1997 and 1996. These prices do not represent actual transactions and do not include retail mark-ups, mark-downs or commissions.


Fiscal 1997                                                      High      Low
-----------                                                     ------     ---
First Quarter..........................................        $17.00    $16.00

Second Quarter.........................................         16.75     16.75
Third Quarter..........................................         21.60     17.50
Fourth Quarter.........................................         21.13     21.13


Fiscal 1996                                                     High       Low
-----------                                                    -------     ---
First Quarter..........................................        $14.00    $12.00
Second Quarter.........................................         13.25     12.00
Third Quarter..........................................         16.75     13.25
Fourth Quarter.........................................         16.75     16.25

The Company has not declared any dividends on its Common Stock. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 13 of the Notes to Financial Statements included in this report.

As of September 16, 1997, the Company had approximately 71 stockholders of record and 194,677 outstanding shares of common stock.

SHAREHOLDERS AND GENERAL INQUIRIES               TRANSFER AGENT
         John R. Stipe, President                Registrar and Transfer Company
         Forrest City Financial Corporation      10 Commerce Drive
         715 N. Washington, P.O. Box 1935        Cranford, New Jersey  07016
         Forrest City, Arkansas  72336-1935      (908) 272-8511
         (870) 633-1525

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 1997, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Company's quarterly reports may be obtained without charge by contacting:

         John R. Stipe, President
         Forrest City Financial Corporation
         715 N. Washington, P.O. Box 1935
         Forrest City, Arkansas  72336-1935
         (870) 633-1525

               FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY
                             CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

         715 N. Washington                   Telephone:        (870) 633-1525
         P.O. Box 1935                       Fax:              (870) 633-8212
         Forrest City, Arkansas  72336-1935


DIRECTORS OF THE BOARD

Ted C. Parker                                      John R. Stipe
         Chairman of the Board                              President, Chief Executive Officer and Director
         Forrest City Financial Corporation                 Forrest City Financial Corporation
         Forrest City, Arkansas                             Forrest City, Arkansas

Billy M. Cline                                     John C. Beane, Jr.
         Executive Director of the Arkansas Board           Retired Practicing Optometrist
         of Registration for Professional                   Forrest City, Arkansas
         Engineers and Land Surveyors
         North Little Rock, Arkansas               Diana S. Arwood
                                                            Retired Senior Vice President, Chief
Steven K. Cranford                                          Financial Officer and Treasurer of
         Farmer                                             Forrest City Bank, FSB
         Forrest City, Arkansas                             Forrest City, Arkansas

                                                   Frankie L. Pratt
                                                            Executive Vice President
                                                            Forrest City Financial Corporation
                                                            Forrest City, Arkansas

FORREST CITY FINANCIAL CORPORATION AND SUBSIDIARY OFFICERS

Ted C. Parker                                      John R. Stipe
         Chairman of the Board                              President and Chief Executive Officer

Kevin S. Jumper                                    Frankie L. Pratt
         Chief Financial Officer and Treasurer              Executive Vice President

Sharon K. Eason                                     John King Casbeer
          Corporate Secretary                               Vice President/Credit


INDEPENDENT                           CORPORATE                            SPECIAL
AUDITORS                               COUNSEL                              COUNSEL

Frazee, Fox & Dodge, Ltd.             Easley, Hickey, Cline & Hudson       Silver, Freedman & Taff, L.L.P.
221 West Second Street, Suite 701     510 E. Cross Street                  1100 New York Avenue, N.W.
Little Rock, Arkansas  72201          Forrest City, Arkansas  72335        Washington, D.C.  20005



                                      53